                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
     FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999


       OR


[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     FOR THE TRANSITION PERIOD FROM _______ TO ________

Commission file number 0-7416

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          SMS Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Shared Medical Systems Corporation
          51 Valley Stream Parkway
          Malvern, Pennsylvania 19355

                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULE
                  -------------------------------------------

                                                                    PAGE
                                                                 REFERENCE
                                                                 ---------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                             1

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS -
  DECEMBER 31, 1999 and 1998                                         2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEAR ENDED DECEMBER 31, 1999                               3

NOTES TO FINANCIAL STATEMENTS                                        5

SCHEDULE I: ITEM 27(a) - SCHEDULE OF ASSETS HELD
  FOR INVESTMENT - DECEMBER 31, 1999                                10

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                           11

SIGNATURE PAGE                                                      12

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
SMS Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the SMS Retirement Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits, for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Administrative Committee ("Management"). Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits, for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                         /s/ Arthur Andersen LLP


Philadelphia, PA
May 11, 2000

                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------
                            (amounts in thousands)

                                                                              DECEMBER 31
                                                                      --------------------------
                                                                         1999              1998
                                                                      ---------          --------
RECEIVABLES:
      Participant  Contributions...................................   $   1,715          $  1,645
      Company Contributions........................................         297               351
      Participant Loan Repayments..................................         176               157
PARTICIPANTS' LOANS RECEIVABLE.....................................       6,465             5,682
INVESTMENTS, AT FAIR VALUE:
      SMS Company Stock Fund.......................................      19,938            16,750
      Vanguard Wellington Fund.....................................      18,530            15,836
      Vanguard Windsor Fund........................................      73,691            71,430
      Vanguard Morgan Growth Fund..................................      62,382            42,951
      Vanguard Long-Term Corporate Fund............................      20,838            23,164
      Vanguard Prime Money Market Fund.............................      16,873            13,634
      Vanguard 500 Index Fund......................................      94,137            68,395
      Vanguard PRIMECAP Fund.......................................      48,214            22,754
      Vanguard International Growth Fund...........................       9,832             6,559
      Vanguard Total Bond Market Index Fund........................       2,927             2,725
                                                                      ---------         ---------
             NET ASSETS AVAILABLE FOR BENEFITS.....................   $ 376,015         $ 292,033
                                                                      =========         =========

       The accompanying notes are an integral part of these statements.

                            SHARED MEDICAL SYSTEMS
                            ----------------------
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------
                     FOR THE YEAR ENDED DECEMBER 31, 1999
                     ------------------------------------
                            (amounts in thousands)

                                                            SMS COMPANY  VANGUARD  VANGUARD   VANGUARD     VANGUARD      VANGUARD
                                                               STOCK    WELLINGTON WINDSOR     MORGAN      LONG-TERM    PRIME MONEY
                                                                FUND       FUND      FUND   GROWTH FUND CORPORATE FUND  MARKET FUND
                                                            ------------------------------------------------------------------------
INVESTMENT INCOME:
  Interest, Dividends, Capital Gain Distributions...........$       294 $    1,621 $  9,399 $     7,756 $        1,557  $       740

PARTICIPANTS' CONTRIBUTIONS.................................      1,561      2,555    5,478       3,658          1.748        1,439

COMPANY CONTRIBUTIONS.......................................        310        424      956         610            323          271

PARTICIPANT REDISTRIBUTIONS.................................        327       (944)  (9,670)        668         (2,355)       1,313

NET REALIZED/UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS............................................      1,173       (927)  (1,716)      7,814         (2,972)           -

DISTRIBUTIONS TO PARTICIPANTS...............................       (704)      (215)  (2,882)     (1,435)          (842)        (703)

PARTICIPANTS' LOANS ISSUED, NET OF
  REPAYMENTS................................................        217        172      618         374            194          173
                                                            ------------------------------------------------------------------------

NET INCREASE (DECREASE) IN PLAN ASSETS......................      3,178      2,686    2,183      19,445         (2,347)       3,233

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR.........................................     16,876     16,015   71,849      43,188         23,293       13,751
                                                            ------------------------------------------------------------------------
  END OF YEAR                                               $    20,054 $   18,701 $ 74,032 $    62,633 $       20,946  $    16,984
                                                            ========================================================================

        The accompanying notes are an integral part of this statement.

                            SHARED MEDICAL SYSTEMS
                            ----------------------
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------
                     FOR THE YEAR ENDED DECEMBER 31, 1999
                     ------------------------------------
                            (amounts in thousands)


                                                           VANGUARD    VANGUARD      VANGUARD   VANGUARD TOTAL
                                                           500 INDEX   PRIMECAP   INTERNATIONAL   BOND MARKET   PARTICIPANT
                                                             FUND        FUND      GROWTH FUND     INDEX FUND      LOANS     TOTAL
                                                         --------------------------------------------------------------------------
INVESTMENT INCOME:
  Interest, Dividends, Capital Gain Distributions....     $ 1,639    $ 3,456       $     483        $  190       $   495   $ 27,630

PARTICIPANTS' CONTRIBUTIONS..........................       7,093      4,036           1,077           494             -     29,139

COMPANY CONTRIBUTIONS................................       1,181        637             167            84             -      4,963

PARTICIPANT REDISTRIBUTIONS..........................       2,457      8,468              63          (327)            -          -

NET REALIZED/UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS.....................................      14,218      9,125           1,541          (215)            -     28,041

DISTRIBUTIONS TO PARTICIPANTS........................      (1,374)      (447)           (134)          (47)        2,992     (5,791)

PARTICIPANTS' LOANS ISSUED, NET OF
  REPAYMENTS.........................................         578        258              76            24        (2,684)         -
                                                       ----------------------------------------------------------------------------

NET INCREASE (DECREASE) IN PLAN ASSETS...............      25,792     25,533           3,273           203           803     83,982

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR..................................      68,838     22,992           6,631         2,761         5,839    292,033
                                                       ----------------------------------------------------------------------------
  END OF YEAR........................................     $94,630    $48,525       $   9,904        $2,964       $ 6,642   $376,015
                                                       ============================================================================

        The accompanying notes are an integral part of this statement.

                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                          DECEMBER 31, 1999 and 1998
                          ---------------------------

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     ------------------------------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes in net assets available for benefits, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Shared Medical Systems Corporation (the "Company") has elected to file with the Securities and Exchange Commission financial statements prepared in conformance with guidelines issued under the Employee Retirement Income Security Act of 1974, as amended.

     Investments of the Plan are presented in the statements of net assets available for benefits at fair value.

     Plan receivables reported on the statements of net assets available for benefits have not been allocated on an individual fund basis. Therefore, the December 31, 1999 fair values reported for each investment fund on the statements of net assets available for benefits differ from the ending fund balances reported on the statement of changes in net assets available for benefits, but the statements agree in aggregate.



(2)  DESCRIPTION OF THE PLAN:
     ------------------------

     ELIGIBILITY
     -----------

     Employees of the Company, as defined in the Plan, are eligible to participate in the Plan with respect to before-tax contributions ("base contributions") and employer matching contributions (both as described below) on the first day of employment, and with respect to employer profit-sharing contributions (also described below) on the January 1 coincident with or following the first day of employment. Approximately 7,229 employees were eligible to participate in the Plan as of December 31, 1999.

     PARTICIPATION
     -------------

     Base Contributions - Eligible employees may contribute, through salary
     ------------------
     reductions, up to 15% of compensation, subject to certain limitations under the Internal Revenue Code (the "Code"). The percentage of base contributions by a participant is subject to adjustment by the Company at any time to maintain the Plan's compliance with the anti-discrimination requirements of the Code.

     Employer Matching Contributions - The Company may match, through
     -------------------------------
     discretionary employer contributions, a portion of a participant's base contribution in an amount to be determined annually by the Company's Board of Directors. For the Plan years ended December 31, 1999 and 1998 the Company contributed $4,963,000 and $4,510,000 respectively, in matching contributions.

     Profit-sharing Contributions - The Company may make profit-sharing
     ----------------------------
     contributions as determined at the discretion of its Board of Directors. Such contributions will be allocated in accordance with the Plan document. For the Plan years ended December 31, 1999 and 1998 there were no profit-sharing contributions.

     Vesting - All participants are fully vested in their base contribution
     -------
     account balances at all times. A participant becomes 20% vested in his or her employer matching and employer profit-sharing contributions after three years of service. An additional 20% vests each year thereafter, with full vesting after seven years of service. A year of service is defined as a calendar year in which the participant completes at least 1,000 hours of service. Forfeitures are used to reduce employer matching or employer profit-sharing contributions for the year in which the forfeitures occur.

     Investment Directions - Participants may elect to have their base, employer
     ---------------------
     matching, and profit-sharing contributions to the Plan invested in the following funds, provided that each fund selected must receive a proportion of not less than 10% of a participant's contribution:

          SMS Company Stock Fund - invests in Company common stock.
          ----------------------

          Vanguard Wellington Fund - provides conservative investors with a
          ------------------------
          prudent investment program that ensures a)conservation of principal;
          b)reasonable income return; and, c)profits without undue risks.

          Vanguard Windsor Fund - seeks long-term growth of capital and income
          ---------------------
          by investing in a Fund of common stocks. As a secondary objective, the Fund also seeks a reasonable level of current income.

          Vanguard Morgan Growth Fund - seeks long-term growth of capital by
          ---------------------------
          investing in a Fund of common stocks.

          Vanguard Long-Term Corporate Fund - provides a high level of current
          ---------------------------------
          income, consistent with maintenance of principal and liquidity, by investing in a diversified Fund of long-term, investment-grade bonds.

          Vanguard Prime Money Market Fund - seeks maximum current income,
          --------------------------------
          preservation of capital, and liquidity by investing in a Portfolio of money market instruments.

          Vanguard 500 Index Fund - attempts to provide investment results that
          -----------------------
          correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

          Vanguard PRIMECAP Fund - seeks long-term growth of capital by
          ----------------------
          investing principally in a Fund of common stocks.

          Vanguard International Growth Fund - seeks long-term capital growth by
          ----------------------------------
          investing in the common stocks of companies based outside of the United States.

          Vanguard Total Bond Market Index Fund - attempts to match the total
          -------------------------------------
          return of the Lehman Brothers Aggregate Bond Index.

     In the absence of any written designation of investment fund preference, the Trustee shall direct that all base, employer matching or employer profit-sharing contributions received for any participant be invested in the Vanguard Money Market Reserves Prime Fund.

     Participants must maintain a minimum of 10% of their account balance in each selected fund. Participants may reapportion their account balances once during each quarter ending March 31, June 30, September 30, and December 31.

     The following funds individually represent more than 5% of the net assets available for benefits of the Plan for the years ended December 31, 1999:

      -  Vanguard Windsor Fund
      -  Vanguard Morgan Growth Fund
      -  Vanguard 500 Index Fund
      -  Vanguard Long-Term Corporate Fund
      -  SMS Company Stock Fund


     Participant Loans - A participant may borrow the lesser of $50,000 or one-
     -----------------
     half of the vested balance of the participant's base contribution account and employer matching contribution account, with a minimum loan amount of $1,000. A participant may not have more than one loan outstanding at any time. The participant may elect repayment terms of one to five years, except that a loan used to acquire the participant's principal residence may have a longer term. The interest rate charged for the term of the loan is one percentage point above the prime rate at the date of inception. The interest rates on outstanding loans as of December 31, 1999 range from 7.0% to 12.5%.

     Withdrawals - A participant may elect to make withdrawals of supplemental
     -----------
     contributions (after-tax contributions made to the Plan prior to January 1, 1989) in accordance with the Plan. After withdrawing all amounts credited to his/her supplemental contribution account, the participant can withdraw his/her remaining vested account balance in accordance with Plan provisions for hardship withdrawals.

     Distribution of Benefits - Upon termination of service due to death,
     ------------------------
     disability, retirement, or other reasons, a participant shall be entitled to benefits based on the net vested amounts in the participant's accounts. The form of payment of these benefits is a lump sum distribution or installment payments, in accordance with Plan provisions.

     Termination of the Plan - Although it has not expressed any intent to do
     -----------------------
     so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, affected participants will become fully vested in their account balances and receive a complete distribution in accordance with Plan provisions.

     Administration of the Plan - The Plan is administered by an administrative
     --------------------------
     committee, which is appointed by the Board of Directors.

     The Vanguard Group of Investment Companies, is the Plan recordkeeper, trustee and custodian. All costs with respect to services performed for the Plan by Vanguard were paid by the Company.

(3)  FEDERAL INCOME TAXES APPLICABLE TO THE PLAN:
     -------------------------------------------

     The Internal Revenue Service has determined and informed the Company by a letter dated June 4, 1997 that the Plan is in compliance with the applicable sections of the Internal Revenue Code (IRC). The Administrative Committee and Legal Counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no income taxes have been provided in the accompanying financial statements.


(4)  SUBSEQUENT EVENT:
     ----------------

     Autobahn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation ("Siemens"), has commenced a tender offer to purchase all of the outstanding shares of the Company's Common Stock and the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of May 1, 1991, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C. (the Common Stock and the Rights together being referred to herein as the "Shares"), at a purchase price of $73.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 10, 2000 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Siemens is a wholly-owned indirect subsidiary of Siemens Aktiengesellschaft. The Offer is described in a Tender Offer Statement on Schedule TO filed by Siemens and the Purchaser with the Securities and Exchange Commission on May 10, 2000. The Offer is being made in accordance with the Agreement and the Plan of Merger, dated as of April 30, 2000, among Siemens, the Purchase and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly-owned subsidiary of Siemens. At the effective time of the Merger, each issued and outstanding Share (other than Shares owned by Siemens, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, which will be cancelled, and Shares, if any, held by stockholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive $73.00 in cash or any greater amount per Share paid pursuant to the Offer.



(5)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     ---------------------------------------------------

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                          December 31,
                                                       1999          1998
                                                       ----          ----
      Net assets available for plan benefits
         per the financial statements            $ 376,015,000   $ 292,033,000
      Amounts allocated to withdrawing
         participants.                                 (27,000)       (208,000)
                                                 -------------   -------------
      Net assets available for benefits
         per the Form 5500.                        375,988,000   $ 291,825,000
                                                 =============   =============

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1999:

       Benefits paid to participants per the financial
         statements                                                 $ 5,791,000
       Add:  Amounts allocated to withdrawing participants
         at December 31, 1999                                            27,000
       Less:  Amounts allocated to withdrawing participants
         at December 31, 1998                                          (208,000)
                                                                      ---------
       Benefits paid to participants per the Form 5500              $ 5,610,000
                                                                      =========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                 ITEM 27 (a)                          SCHEDULE I
                                                                    PLAN NO. 007
                                EIN 23-1704148
                                --------------
                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
                    SCHEDULE OF ASSETS HELD FOR INVESTMENT
                    --------------------------------------
                               DECEMBER 31, 1999
                              -----------------
                            (dollars in thousands)

                                                                                      FAIR
IDENTITY OF ISSUE                    DESCRIPTION                   COST               VALUE
-----------------                    -----------                   ----               -----
SMS Company                          SMS Common Stock            $ 15,392            $ 19,938
 Stock Fund (1)                         391,419 shares

Vanguard Wellington Fund (1)         Mutual Fund                   18,305              18,530
                                        662,733 shares

Vanguard Windsor Fund (1)            Mutual Fund                   74,248              73,691
                                      4,857,672 shares

Vanguard Morgan                      Mutual Fund                   45,244              62,382
 Growth Fund (1)                      2,721,734 shares

Vanguard Long-Term                   Mutual Fund                   22,142              20,838
 Corporate Fund (1)                   2,569,430 shares


Vanguard Prime Money                 Money Market Fund             16,873              16,873
 Market Fund (1)

Vanguard 500 Index Fund (1)          Mutual Fun                    53,749              94,137
                                        695,611 shares

Vanguard PRIMECAP Fund (1)           Mutual Fund                   34,392              48,214
                                        776,768 shares

Vanguard International               Mutual Fund                    7,849               9,832
 Growth Fund (1)                        437,186 shares

Vanguard Total Bond                  Mutual Fund                    3,069               2,927
 Market Index Fund (1)                  306,131 shares

Participant Loans (1)                Loan Fund                      6,641               6,641
                                                                 --------            --------
                                     7.0% to 12.5%               $297,904            $374,003
                                                                 ========            ========

(1) Denotes party-in-interest

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
SMS Retirement Savings Plan:

As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 11, 2000, on the SMS Retirement Savings Plan financial statements as of December 31, 1999 included in this Form 11-K, into Shared Medical Systems Corporation's previously filed Registration Statement on Form S-8 (File No. 33-34089).



                                                         /s/ ARTHUR ANDERSEN LLP



Philadelphia, PA
May 26, 2000

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   SMS RETIREMENT SAVINGS PLAN


Date: June 27, 2000                By:__________________________________
                                      Paul Yakulis
                                      Chairman, Administrative Committee

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SMS RETIREMENT SAVINGS PLAN


Date: June 27, 2000                     By:    /s/ Paul Yakulis
                                           ----------------------------------
                                           Paul Yakulis
                                           Chairman, Administrative Committee